Exhibit 21

KEY ENERGY SERVICES, INC. — SUBSIDIARIES LIST

The following is a list of the significant subsidiaries of Key Energy Services, Inc. showing the place of incorporation or organization and the names under which each subsidiary does business. The names of certain subsidiaries are omitted as such subsidiaries, considered as a single subsidiary, would not constitute a significant subsidiary.

Subsidiary/Doing Business As(1)	State of Incorporation/Organization
Key Energy Services, LLC	Texas
Key Energy Services California, Inc.	Texas
Key Energy Services, S.A.	Argentina
Key Energy Services de Mexico S. De R.L. De C.V.	Mexico

(1)	Effective December 31, 2011, the Company performed an internal reorganization via merger of certain of its subsidiary entities.

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